Exhibit 99.7

TOWER ONE SECURES DTC ELIGIBILITY

Vancouver, BC, Canada – May 5, 2017 – Tower One Wireless Corp (CSE: TO) (OTC: TOWTF) (Frankfurt: A2AFT9) (“Tower One” or the “Company”) announces that it has secured The Depository Trust Company (DTC) eligibility for its shares traded in the United States under the symbol TOWTF.

Robert Horsley, Director of Tower One states: “Tower One Wireless is listing its shares on the OTCBQ as a first step toward establishing the company within the American investment community. The DTC’s electronic settlement of our shares is critical to having an effective market.

Our goal is to graduate to a more senior exchange in the future, and expand our business endeavors globally.

About DTC

The DTC is a subsidiary of the Depository Trust & Clearing Corporation and manages the electronic clearing and settlement of publicly traded companies. Securities that are eligible to be electronically cleared and settled through the DTC are considered "DTC eligible." This electronic method of clearing securities speeds up the receipt of stock and cash, and thus accelerates the settlement process for investors and brokers. Securities that are not DTC-eligible are often not accepted for trading at many brokerages due to the amount of paperwork and manpower required to execute and settle trades, thus making it more difficult for a significant percentage of investors to access the shares. Additionally companies that are approved for DTC electronic transfers often experience higher trading volumes in their stock given the additional accessibility and availability of shares for trading.

About Tower One Wireless Corp.

Tower One Wireless Corp was founded in 2015 with a mission to own and operate high-quality cellular network infrastructure sites in South American markets that are experience strong usage growth. Tower One focuses primarily on building towers in municipalities where there is limited or no cellular coverage. This enhances the probability of multiple carriers sharing the tower and minimizes competitive risk. Tower One has assembled a decorated management team with top-tier cellular development experience with one of South America's largest tower developers. Tower One is currently focused on 4G & 5G LTE infrastructure expansion in Latin America.

The CSE has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

For further information, please contact:
Robert “Nick” Horsley, Director
nick@toweronewireless.com
(604) 559-8051

We seek Safe Harbor.

FORWARD LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors. Trading in the securities of the Company should be considered highly speculative.

All information in this press release concerning Tower One Wireless Corp has been provided for inclusion herein by Tower One Wireless Corp. Although the Company has no knowledge that would indicate that any information contained herein concerning T1 is untrue or incomplete, the Company assumes no responsibility for the accuracy or completeness of any such information.